EXHIBIT 21 - SUBSIDIARIES OF THE REGISTRANT

Subsidiaries – Direct/Wholly-owned	State of Incorporation
Appalachian Capital Trust I	Delaware

Appalachian Community Bank Also doing business under the registered trade names “Gilmer County Bank” and “Banco Fuerza”	Georgia

Appalachian Community Bank, FSB	United States (thrift charter)

Subsidiaries – Indirect/wholly-owned by Appalachian Community Bank
Appalachian Information Management, Inc.	Georgia